

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2024

W. Troy Rudd
Chief Executive Officer
AECOM
13355 Noel Road
Dallas, TX 75240

      Re: AECOM
        Form 10-K for Fiscal Year Ended September 20, 2023
        File No. 000-52423

Dear W. Troy Rudd:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Trade & Services